Hydrogenics Corporation
Second Quarter 2007 Interim Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2007	2006
Assets

Current assets
Cash and cash equivalents	$43,857	$5,937
Short-term investments	—	54,350
Accounts receivable	8,522	9,740
Grants receivable	1,115	1,901
Inventories (note 4)	16,428	12,718
Prepaid expenses	1,437	1,539

	71,359	86,185

Property, plant and equipment	5,141	5,435
Intangible assets	375	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$81,928	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$19,056	$21,380
Unearned revenue	7,359	8,809

	26,415	30,189

Long-term debt	5	94
Deferred research and development grants	203	133

	26,623	30,416

Shareholders’ Equity
Share capital and other equity	321,821	321,094
Deficit	(261,126)	(249,033)
Accumulated other comprehensive loss	(5,390)	(5,304)

	55,305	66,757

	$81,928	$97,173

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Norman Seagram	Pierre Rivard
Lead Director	Executive Chairman

Second Quarter 2007 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Net loss for the period	—	—	—	(130,759)		(130,759)
Foreign currency translation adjustments	—	—	—		(281)	(281)

Comprehensive loss						(131,040)

Shares issued:
Issuance of common shares on exercise of options	236,796	419	—			419
Stock-based consulting expense			39			39
Stock-based compensation expense			1,832			1,832

Balance at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757

Net loss for the period	—	—	—	(12,093)		(12,093)
Foreign currency translation adjustments	—	—	—		(86)	(86)

Comprehensive loss						(12,179)

Shares issued:
Shares returned to treasury	(150,775)	(504)	335			(169)
Stock-based compensation expense			896			896

Balance at June 30, 2007	91,765,691	$306,872	$14,949	$(261,126)	$(5,390)	$55,305

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenues	$9,465	$5,376	$16,315	$11,512

Cost of revenues	8,500	6,170	14,436	11,253

	965	(794)	1,879	259

Operating expenses
Selling, general and administrative	4,947	6,586	11,894	13,224
Research and product development (note 7)	1,690	1,967	4,552	3,182
Amortization of property, plant and equipment	223	266	447	530
Amortization of intangible assets	62	2,118	125	4,236

	6,922	10,937	17,018	21,172

Loss from operations	(5,957)	(11,731)	(15,139)	(20,913)

Other income (expenses)
Provincial capital tax	(56)	(60)	(74)	(86)
Interest	591	1,060	1,458	2,006
Foreign currency gains	1,639	1,118	1,669	1,053

	2,174	2,118	3,053	2,973

Loss before income taxes	(3,783)	(9,613)	(12,086)	(17,940)
Current income tax expense	4	13	7	18

Net loss for the period	$(3,787)	$(9,626)	$(12,093)	$(17,958)

Net loss per share
Basic and diluted (note 8)	$(0.04)	$(0.11)	$(0.13)	$(0.20)

Weighted average number of common shares outstanding	91,765,691	91,781,393	91,830,666	91,743,525
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,787)	$(9,626)	$(12,093)	$(17,958)
Items not affecting cash
Amortization of property, plant and equipment	375	447	801	893
Amortization of intangible assets	62	2,118	125	4,236
Unrealized foreign exchange (gains) losses	189	15	81	(12)
Imputed interest on long-term debt	—	—	—	1
Non-cash consulting fees	—	20	—	39
Stock-based compensation	406	495	896	997
Net change in non-cash working capital	(3,543)	(709)	(5,480)	(422)

	(6,298)	(7,240)	(15,670)	(12,226)

Investing activities
Decrease in short-term investments	—	14,002	54,350	77,010
Purchase of property, plant and equipment	(296)	(540)	(507)	(805)

	(296)	13,462	53,843	76,205

Financing activities
Repayment of long-term debt	(57)	(30)	(94)	(93)
Deferred research and development grant	(463)	(25)	10	3
Common shares issued (purchased and cancelled), net of issuance costs	—	165	(169)	388

	(520)	110	(253)	298

Increase (decrease) in cash and cash equivalents during the period	(7,114)	6,332	37,920	64,277

Cash and cash equivalents – Beginning of period	50,971	63,339	5,937	5,394

Cash and cash equivalents – End of period	$43,857	$69,671	$43,857	$69,671

Supplemental disclosure
Interest paid	$2	$1	$8	$2
Income taxes paid	3	—	6	5
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
1.	Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and six-months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2006 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below. Certain prior year amounts have been reclassified to conform with the current period presentation.
2.	Change in accounting policy
(i)	Canadian standards
In December 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, which establishes the standards for disclosing information about an entity’s capital and how it is managed. CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
(ii)	U.S. standards
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, de-recognition, disclosure and transition, and interest and penalties. The Corporation adopted this standard for generally accepted accounting principles in the United States (“U.S GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows under U.S GAAP reporting.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
3.	Business streamlining initiative
On March 20, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The Corporation recorded a $2,100 charge for severance and related expenses which are included in selling, general and administrative expenses. As at June 30, 2007, $500 remained unpaid and is anticipated to be paid in 2007. The substantial majority of this charge pertains to the Power Systems business segment.
4.	Inventories

	June 30	December 31
	2007	2006

Raw materials	$7,402	$5,866
Work-in-progress	8,856	6,322
Finished goods	170	530

	$16,428	$12,718

5.	Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheet. Changes in the Corporation’s aggregate product warranty liabilities for the six months ended June 30, 2007 are as follows:

Balance, December 31, 2006	$5,077
Accruals for warranties issued during the period	720
Settlements made during the period	(2,319)

Balance, June 30, 2007	$3,478

6.	Stock-based compensation
During the six months ended June 30, 2007, 1,644,960 stock options with a weighted average fair value of $0.47 per share at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	June 30	June 30
	2007	2006

Risk free interest rate (%)	4.11%	4.30%
Expected volatility (%)	56%	55%
Expected life (in years)	4	4
Expected dividends	nil	nil
Stock-based compensation expense of $406 and $896 for the three and six months ended June 30, 2007 is included in selling, general and administrative expenses.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
7.	Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three and six months ended June 30, 2007, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended June 30
	2007	2006

Research and product development expenses	$1,837	$2,675
Research and product development funding	(147)	(708)

Net research and product development expenses	$1,690	$1,967

	Six months ended June 30
	2007	2006

Research and product development expenses	$4,779	$5,097
Research and product development funding	(227)	(1,915)

Net research and product development expenses	$4,552	$3,182

8.	Net loss per share
For the three and six months ended June 30, 2007, the weighted average number of common shares outstanding was 91,765,691 and 91,830,666. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.
9.	Guarantees
As at June 30, 2007, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which totalled $3,849 (December 31, 2006 - $2,980) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10.	Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
Financial information by reportable segment for the three and six months ended June 30, 2007 and 2006 is as follows:

	Three months ended June 30, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$5,327	$1,721	$2,417	$—	$9,465
Amortization of intangible assets	—	—	—	62	62
Amortization of property, plant and equipment	—	—	—	223	223
Interest income	—	—	—	593	593
Interest expense	—	—	—	2	2
Income tax expense	—	—	—	4	4
Segment loss (i)	(882)	(2,363)	30	(572)	(3,787)

	Six months ended June 30, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$7,142	$3,276	$5,897	$—	$16,315
Amortization of intangible assets	—	—	—	125	125
Amortization of property, plant and equipment	—	—	—	447	447
Interest income	—	—	—	1,466	1,466
Interest expense	—	—	—	8	8
Income tax expense	—	—	—	7	7
Segment loss (i)	(3,195)	(6,684)	(118)	(2,096)	(12,093)

	Three months ended June 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$1,579	$974	$2,823	$—	$5,376
Amortization of intangible assets	—	—	—	2,118	2,118
Amortization of property, plant and equipment	—	—	—	266	266
Interest income	—	—	—	1,061	1,061
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	13	13
Segment income (loss) (i)	(4,394)	(2,105)	165	(3292)	(9,626)

Second Quarter 2007 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Six months ended June 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$3,979	$2,117	$5,416	$—	$11,512
Amortization of intangible assets	—	—	—	4,236	4,236
Amortization of property, plant and equipment	—	—	—	530	530
Interest income	—	—	—	2,008	2,008
Interest expense	—	—	—	2	2
Income tax expense	—	—	—	18	18
Segment loss (i)	(5,774)	(3,631)	(10)	(8,563)	(17,958)

(i)	Segment loss includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at June 30, 2007 are $375 and $5,025 (December 31, 2006 — $500 and $5,025), respectively. Intangible assets and goodwill relating to each of the Corporation’s Power Systems and Test Systems segments as at June 30, 2007 were $nil and $nil (December 31, 2006 — $nil and $nil) respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues are segmented by geography, as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

United States	$3,519	$2,076	$6,717	$4,477
Russia	1,536	—	1,536	12
France	1,039	710	1,418	778
Italy	690	—	691	—
Canada	461	904	574	1,013
China	337	3	613	6
Romania	287	30	367	1,328
Poland	279	—	282	3
Germany	167	236	634	723
Japan	109	104	1,420	1,139
United Kingdom	41	586	269	637
Rest of world	1,000	727	1,794	1,396

	$9,465	$5,376	$16,315	$11,512

Second Quarter 2007 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
11.	Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Net loss for the period, based on Canadian GAAP	$(3,787)	$(9,626)	$(12,093)	$(17,958)
Amortization of in-process research and product development (i)	—	657	—	1,314

Net loss for the period based on U.S. GAAP	$(3,787)	$(8,969)	$(12,093)	$(16,644)

Basic and diluted loss per share based on U.S. GAAP	$(0.04)	$(0.10)	$(0.13)	$(0.18)
Weighted average number of common shares outstanding	91,765,691	91,781,393	91,830,666	91,743,525

(i)	In-process research and development
Under U.S. GAAP, in-process research and product development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and product development is capitalized and amortized over the estimated useful life. In-process research and product development is included in product technology.

Second Quarter 2007 Interim Consolidated Financial Statements	Page 11